UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 3, 2022

Commission File Number: 1-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

04th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Yatra Online, Inc. (the “Company”) is filing this Amendment (“Amendment”) to the Form 6-K originally filed by the Company on June 3, 2022 (the “Original 6-K”) to refile a revised Exhibit 99.1 (the “Revised Exhibit”) solely for the purpose of correcting typos in the “Air Passengers Booked” figures for the three months and year ended March 31, 2022, included in Exhibit 99.1 to the Original 6-K. The Revised Exhibit, filed as Exhibit 99.1 hereto and incorporated by reference herein, corrects those line items. Air Passengers Booked (in thousands) for the three months ended March 31, 2022 are revised upwards to 1,128 from 986. Air Passengers Booked (in thousands) for the year ended March 31, 2022 are revised upwards to 3,706 from 3,564.

Except as specifically described in this Explanatory Note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K. Accordingly, this Amendment should be read in conjunction with the Original 6-K.

This Report on Form 6-K is hereby incorporated by reference into Yatra Online, Inc.’s registration statements on Form F-3 (Registration Statement Nos. 333-215653 and 333- 256442) filed with the Securities and Exchange Commission on April 11, 2018 and May 24, 2021 (and subsequently amended on July 7, 2021), respectively, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

99.1	Earnings release of Yatra Online, Inc. dated June 3, 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: June 3, 2022	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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